JJ Pfister Distilling Company

Alcohol | Bars and Clubs | Restaurant | Events | Distillery

Craft spirits, premium quality, family owned, experiencing tremendous growth.

JJPFISTER.COM SACRAMENTO CALIFORNIA



J.J.PFISTER DISTILLING
POTATO
VODKA
J.J.PFISTER DISTILLING
NAVY STRENGTH
RUM
J.J.PFISTER DISTILLING
LONDON DRY CAPITOL
GIN
DRAKAS
BRAND



Our Master Distiller, Brian Keck, is passionate about creating the best spirits. Craft spirits is a booming sector and with our backgrouds it is a natural fit. We are passionate about quality as JJ Pfister was in 1886 in San Francisco. Pfister Quality!

Kevin Keck President @ JJ Pfister Distilling Company

Why you may want to support us...

1. The US craft spirit market is currently $2.7 billion. It is expected to be $20 billion by 2023.
2. We are making hand sanitizer for our community fulfilling a critical need.
3. Premium, organic spirits at competitive price points.
4. Our spirits have top ratings: Gin 97 points, Vodka 95 points, Rum 95 points, Drakas points from Tasting Panel.
5. Core products are our awarding winning Capitol Gin and now our Borubon and Rye Whiskey
6. Our license allows us to have a visitor center where we can taste and sell our spirits. We are adding food service soon.
7. We have a fantastic product at a fair price, Vodka $25 and Gin $30 retail and we have the JJ Pfister story.
8. Strong sales group with robust marketing using social media, email, print, digital billboard, and community events.

Why investors ❤ us

WE'VE RAISED $5,953,382 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Kevin Keck

President

Extensive experience in the C suite. Has managed a billion dollar operation which has grown to three billion. Engineering and medical background. Led company from concept to operation in eighteen months.



Gail Keck

Chief Operations Officer

Analytics and economic background. Former key principal in Sacramento County budget management for Board action. Master's degree Public Administration. Key developer of successful tasting room and museum.



Brian Keck

Master Distiller

Master's degree in Viticulture and Enology from UC Davis. Sensory training. Key role in recipe development. Has Master's degree Chemistry, BS Chemisty, and BS Finance, marketing

In the news

     

Downloads

- Slide show.mp4
- Proforma JJ Pfister 0001 1.pdf
- Top Line All.docx
- JJ Pfister story 6.docx

The JJ Pfister Story

We began our business in 2015 with a keen interest in the craft spirit space. Brian Keck, our Master Distiller, had finished his Viticulture and Enology Master's degree at UC Davis and wanted to distill fine spirits with great attention.



We began the journey testing Brian's recipes for potato vodka at a leased facility while we went about planning our own distillery. We learned we needed good space and good equipment which we designed and built. We had help with Borges Architects, Thoroughbred Consulting Group, Jeff Smith Constrution Company, Barnum Mechanical and Prospero equipment.



We began operations two years ago and went to market with our Potato Vodka and our London Dry gin. We soon added our Navy Strenght Rum, Pear Eau de Vie, and Apple Brandy. We added a unique honey based spirit called Drakas.

We named ourselves JJ Pfister Distilling Company after my great grandfather JJ Pfister. He started a knitting company in San Francisco in 1876. He made knit goods with the woolen swimsuit the signature garment. His business survived the 1906 earthquake and won an honor medal at the 1915 Panama Pacific Exposition That medal is in our museum. He focused on highest quality and customer service.

Our spirits are highly rated with our Gin 97 points, Vodka 95 points, Drakas 96 point and Rum 95 points from Tasting Panel. Our retail prices are Vodka $25, Gin $30, Rum $35, Drakas, Eau de Vie, and Apple Brandy $30 for a 375ml bottle.


RUM

Our London Dry Gin took off after the Farm to Fork Festial in September of 2018 and is our lead product. In 2019 we grew at a 300% rate for the year and sold 1000 cases. Our target in 2020 is to sell 3000 cases.


FARM-TO-FORK Festival
VODKA
GIN

We will add whiskey in August 2020. This is a major addition we have been waiting for.

Two of our three distillers are winemakers and our third distiller went to high school with Brian.

We added Jon Lilley our Director of sales in 2018 and have since hired two more regional salespersons. We are distributed by Young's Market in California and Vin Sauvage in Nevada We now have 600 points of sale.

We have a robust marketing program with a seasoned marketer creating social media, email, billboards, and print efforts. He helps with JJ Pfister label design. He marketed a brewery in Los Angeles to superb business success. Our website is www.jjpfister.com.

We have a type 74 license which allows us to offer tastings and sell our spirits at the distillery. We can also give tours of our 16,000 square foot facility and museum. The license allows us to have food service which we will create in the next several months.



We are active in the community and donate to many charitable events. We host events at our tasting room and participate in community events.

Our production is focused during the coronavirus epidemic now to making hand santizier for our community. This will be for first responder, healthcare workers, local businesses, and anyone who wants it. We will continue spirit production during the epidemic as the stills are available. We are employing out of work restaurant people to help with our packaging.


J.J. PFISTER DISTILLING CO.
SACRAMENTO'S OWN
Hand Sanitizer
Non-sterile Solution
Topical Solution • Alcohol Antiseptic 80%
3785 mL

We are a family business with all start up capital from family and we are debt free. All the investors are Pfisters by heritage.



Our vision for the future is to continue our glide path to top line revenue of $6M to $10M. At that time large spirit houses have an interest in gaining an equity stake in our company and the investment dollars can be recouped. We will always have majority interest. We will contribute at least $300,000 yearly ourselves.

TOP LINE REVENUE

Month	Retail Spirits	Tasting Room	Total Both
September 2018	0	2512	2512
October 2018	9480	3289	12,769
November 2018	0	2809	2809
December 2018	0	7228	7228
January 2019	0	1457	1457
February 2019	0	3912	3912
March 2019	11,950	2869	14,819
April 2019	0	2400	2400
May 2019	7842	3566	11,408
June 2019	3160	4126	7286
July 2019	3160	3741	6901
August 2019	12,846	6470	19,316
September 2019	17,069	4555	21,624
October 2019	20,752	3777	24,529
November 2019	14,300	5739	20,039
December 2019	9560	17158	26,718
January 2020	648	3068	3722
February 2020	9956	3931	13,896
March 2020	8903	2920	11,833
April 2020	6,320	21,634	257,526 add sanitizer
May 2020	32,243	3911	261,978 add sanitizer
June 2020	24,613	10,240	80,934 add sanitizer
July 2020	9315	11854	24,621 add sanitizer

Our Milestones 2020. Milestones are our projection and not a guarantee of results.

Milestone Chart

JJ Pfister Distilling Company

Q1 – Business decision made to focus on Capitol Gin, our lead product, add whiskey this year, and add hand sanitizer as a parallel product

Q2 – Added 3 new fermenters to more than double capacity for gin and whisky production. Retooled our production of hand sanitizer to produce in very large volumes for tremendous demand. Ramp up whisky production at the same time. Will begin online sales of sanitizer and spirits for curbside pick up and shipping in May.

Q3 – Bottle whiskey for distribution and sale at the distillery. Continue Capitol Gin and Vodka production. Hand sanitizer demand expected to remain high. Hand sanitizer creates name recognition and spirit sales pull through.

Q4 October, November December, "OND" period. We expect spirit sales of $200,000. Hand sanitizer sales will remain at least steady as this is flu season. We are pushing to get our spirits into more retail outlets and expect successful placements arranged this quarter.

Here is the market.



Monthly retail sales of beer, wine, and liquor stores in the United States from January 2017 to July 2019 (in million U.S. dollars)*
Retail sales in million U.S. dollars
7 000
6 500
6 000
5 500
5 000
4 500
4 000
3 500
3 734
4 260
4 667
4 824
4 565
4 878
6 282
3 992
4 673
4 364
4 955
5 016
4 646
5 181
6 446
4 135
4 674
5 107
5 255
Jan 2017
Feb 2017
Mar 2017
Apr 2017
May 2017
Jun 2017
Jul 2017
Aug 2017
Sep 2017
Oct 2017
Nov 2017
Dec 2017
Jan 2018
Feb 2018
Mar 2018
Apr 2018
May 2018
Jun 2018
Jul 2018
Aug 2018
Sep 2018
Oct 2018
Nov 2018
Dec 2018
Jan 2019
Feb 2019
Mar 2019
Apr 2019
May 2019
Jun 2019
Jul 2019
Source
US Census Bureau
© Statista 2019
Additional Information:
United States; US Census Bureau; January 2017 to September 2019



Expenses Last 365 Days
Thousands
499
117
119
202
22
72
43
Salary
Cost of Good Sold
Lease
Marketing and Advertising
Tax License
Reimbursable Expenses
Equipment
Uncategorized

Investor Q&A

– COLLAPSE ALL

What does your company do?

We make craft spirits which are great in cocktails and neat. Our gin, brandies, rum, and vodka are organic

Where will your company be in 5 years?

Whiskey and gin are our lead products and we want to have enough revenue to attract big spirit houses to take an interest in us. We hope that our value will be 6-8 times top-line revenue. We expect revenue to be $3M within 4 years and $10M soon thereafter. These projections cannot be guaranteed.

Why did you choose this idea?

Our Master Distiller, Brian Keck, is passionate about creating the best spirits. Craft spirits is a booming sector and with our backgrouds it is a natural fit. We are passionate about quality as JJ Pfister was in 1886 in San Francisco. Pfister Quality!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Craft spirits are following the pathway of craft beer. Revenue for this space is expected to be $20 billion in 2023. CAGR is an impressive 32% 2018 projected through 2023

How far along are you? What's your biggest obstacle?

Well down the road. With our capital infusion we will be achieving profit in two years to two and a half years. JJ Pfister whiskey will be on the market in August, 2020

Who competes with you? What do you understand that they don't?

We are the largest distillery in our area and we are designed to make premium spirits in distributable quantities. Our customers want a great product and a story. We have that.

How will you make money?

This is a volume business and we expect volume with our quality, organic certification, and price point. We are currently growing at 300% per year prior to coronavirus and 200% so far in 2020.
We are focusing our market in California and Nevada leading with our Capitol Gin and soon whiskey. We want to be a major player in California.
There will be a companion business of hand sanitizer production for the forseeable future

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We will get through the coronavirus epidemic by helping our community by making hand sanitizer in quantity. The demand is huge. Adding whiskey is a key product addition since it is wildly popular

Why JJ Pfister?

JJ Pfister was my great grandfather who founded a knitting business in San Francisco in 1876, 140 years ago. His signature garment was the woolen swimsuit. He focused on quality and customer service.

Total Addressable Market

We are able to to curbside pick up and shipping of our spirits and sanitizer during the epidemic to all of California.
Our sanitizer can be shipped nationwide and is sold on Amazon and our wegsite
The sanitizer is a tremendous boost to our core business of craft spirits and is creating tremendous pull through

How will you optimize the Tasting Room?

We have the privilege with our license of being able to serve food at our disillery. We will add a kitchen. Serving food will be a great attraction for our visitor center

When will whiskey be available?

August, 2020!!!!

What is JJ Pfister debt?

$0

What is production capacity

Our 16,000 square foot facility can produce 60,000 cases of product per year at full capacity

Do you sell on line?

We can sell our spirits on line during the epidemic and we expect to be allowed to do that for some time. Our hand sanitizer also is sold on line.

Explain the hand sanitizer business

We are meeting a community need making hand santizer according to WHO specifications. We are employing out of work restaurant people to help with the packaging. Hand sanitizer resulted in substantial revenue gains in April and May of this year

Donations

Sacramento Food Bank, Klamath Basin State Wildlife Refuge, Loaves and Fishes, Students for Healthcare, Volunteers of America, Guardian Angels, Bristol Hospice, Sacramento Street Medicine, The Willow Clinic, All My Friends Get Fed, Assistance League of Sacramento, Good Shepherd Lutheran Church, Camp Tuolumne Trails, Childrens Cancer Alliance, Jesuit High School,